UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 3)

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Filed by a Party other than the Registrant ☒

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☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

SYNALLOY CORPORATION
(Name of Registrant as Specified in Its Charter)

PRIVET FUND LP PRIVET FUND MANAGEMENT LLC RYAN LEVENSON UPG ENTERPRISES LLC PAUL DOUGLASS CHRISTOPHER HUTTER ANDEE HARRIS ALDO MAZZAFERRO BENJAMIN ROSENZWEIG JOHN P. SCHAUERMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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2020 ANNUAL MEETING OF STOCKHOLDERS

OF

SYNALLOY CORPORATION

SUPPLEMENT DATED JUNE 5, 2020 TO THE PROXY STATEMENT OF PRIVET FUND LP AND UPG ENTERPRISES LLC DATED APRIL 9, 2020

PLEASE SIGN, DATE AND MAIL THE WHITE PROXY CARD TODAY

Privet Fund LP (together with its affiliates, “Privet”) and UPG Enterprises LLC (together with its affiliates, “UPG” and collectively with Privet, the “Stockholder Group” or “we” or “us”) collectively beneficially own approximately 24.9% of the outstanding shares of common stock, $1.00 par value per share (“Common Stock”), of Synalloy Corporation, a Delaware corporation (“Synalloy” or the “Company”), making us the Company’s largest stockholder. We are sending this proxy statement supplement (“Proxy Supplement”) and accompanying WHITE proxy card in connection with the solicitation of proxies in connection with the Company’s 2020 annual meeting of stockholders scheduled to be held on Tuesday, June 30, 2020 at 9:00 a.m. Eastern Time, at Synalloy’s headquarters at 4510 Cox Road, Suite 201, Richmond, Virginia 23060 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Stockholder Group filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on April 9, 2020, as supplemented on April 28, 2020 and May 27, 2020 (collectively, the “Definitive Proxy Statement”). This Proxy Supplement discloses certain information about the Annual Meeting included in the supplement to the Company’s definitive proxy statement, filed with the SEC on June 4, 2020 (the “Company’s Supplement”), that had not been publicly available at the time we filed our Definitive Proxy Statement.

This Proxy Supplement is dated June 5, 2020, and is first being furnished to stockholders on or about June 5, 2020. This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. Defined terms used but not defined below have the meanings ascribed to them in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote at the Annual Meeting.

For the reasons set forth in the Definitive Proxy Statement, we are seeking your support to elect the Stockholder Group’s five (5) director nominees, Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman (each a “Nominee” and collectively, the “Nominees”), to the Company’s Board of Directors at the Annual Meeting in opposition to the Company’s director nominees.

The Company has set the close of business on May 19, 2020 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s Supplement, as of the Record Date, there were 9,058,040 shares of Common Stock outstanding.

IF YOU HAVE SUBMITTED A WHITE PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. YOU SHOULD DISREGARD AND DISCARD ANY BLUE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.StrengthenSynalloy.com

SCHEDULE II

The following tables are reprinted from the Company’s Supplement to report ownership information as of the Record Date for the Annual Meeting.

BENEFICIAL OWNERS OF MORE THAN FIVE PERCENT (5%) OF THE COMPANY’S COMMON STOCK

Name of Beneficial Owner	Common Stock Beneficially Owned		Percent of Total
Privet Fund LP 79 West Paces Ferry Road, Suite 200B Atlanta, GA 30305	1,535,507	(1)	16.95%
Royce & Associates, LP 745 Fifth Avenue New York, NY 10151	996,953	(2)	11.01%
UPG Enterprises LLC 1400 16th Street, #250 Oak Brook, IL 60523	723,401	(3)	7.99%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	577,731	(4)	6.38%
Dimensional Fund Advisors, LP Building One 6300 Bee Cave Road Austin, TX 78746	487,761	(5)	5.39%

(1)	Based on Schedule 13D/A filed with the SEC on March 18, 2020, Privet Fund LP has shared voting power and shared dispositive power with respect to 1,535,507 shares referenced above.
(2)	Based on Schedule 13G/A filed with the SEC on May 12, 2020, Royce & Associates, LP, an investment advisor registered with the SEC under the Investment Advisors Act of 1940, has sole voting power and sole dispositive power with respect to 996,953 of the shares reference above.
(3)	Based on Schedule 13D/A filed with the SEC on March 18, 2020, UPG Enterprises LLC has sole voting power and sole dispositive power with respect to 723,401 of the shares referenced above.
(4)	Based on Schedule 13G/A filed with the SEC on May 1, 2020, BlackRock, Inc., and investment advisor registered with the SEC under the Investment Advisors Act of 1940, has sole voting power with respect to 567,016 of the shares referenced above and sole dispositive power with respect to 577,731 of the shares referenced above.
(5)	Based on Schedule 13G/A filed with the SEC on May 14, 2020, Dimensional Fund Advisors, LP, an investment advisor registered with the SEC under the Investment Advisors Act of 1940, has sole voting power with respect to 472,700 of the shares referenced above and sole dispositive power with respect to 487,761 of the shares referenced above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name of Beneficial Owner	Common Stock Beneficially Owned		Percent of Total
Craig C. Bram	323,049	(1)	3.57%
Murray H. Wright	137,008	(2)	1.51%
Dennis M. Loughran	66,428		*
Henry L. Guy	50,251	(3)	*
J. Greg Gibson	40,635	(4)	*
James W. Terry, Jr.	35,113	(5)	*
Susan S. Gayner	30,630		*
Anthony A. Callander	20,520		*
Amy J. Michtich	20,058		*
Jeffrey Kaczka	20,081	(6)	*
All Directors, Nominees, and Executive Officers as a group (14 persons)	780,027	(7)	8.61%

* Less than 1%

(1)	Includes indirect ownership of 17,818 shares held in an IRA; 32,763 shares held by his spouse; 3,145 shares allocated under the Company’s 401(k)/ESOP Plan; and 2,030 shares which are subject to currently exercisable options.
(2)	Includes indirect ownership of 40,000 shares held in an IRA; 5,810 shares held by his spouse; and 89,583 shares held in a revocable trust.
(3)	Includes 552 shares held in custodial accounts for minor children; and 7,000 shares held in a revocable trust.
(4)	Includes indirect ownership of 1,896 shares held in an IRA; 7,076 shares held under the Company’s 401(k)/ESOP; and 17,490 shares which are subject to currently exercisable options.
(5)	Includes 20,000 shares held in an IRA; and 1,150 shares held in a revocable trust.
(6)	Includes 15,174 shares held in an IRA.
(7)	Includes 12,071 shares allocated under the Company’s 401(k)/ESOP Plan; and 8,326 shares which are subject to currently exercisable options. The beneficial owners have a right to acquire such shares within 60 days of March 19, 2020.

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Please sign, date and return the WHITE proxy card today to vote FOR the election of the Nominees and in accordance with the Stockholder Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the WHITE proxy card and return it to the Stockholder Group, c/o Saratoga Proxy Consulting LLC.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the voting form.

Since only your latest dated proxy card will count, you should DISREGARD AND DISCARD, and NOT vote, any BLUE proxy card you receive from the Company. Even if you return the BLUE management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

Saratoga Proxy Consulting LLC is assisting the Stockholder Group with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

Saratoga Proxy Consulting, LLC 520 8th Avenue, 14th Floor New York, NY 10018 (212) 257-1311 Stockholders may call toll-free: (888) 368-0379 info@saratogaproxy.com

WHITE PROXY CARD

Synalloy Corporation

2020 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF PRIVET FUND LP, UPG ENTERPRISES LLC AND THE OTHER PARTICIPANTS IN THEIR SOLICITATION

THE BOARD OF DIRECTORS OF Synalloy Corporation
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Ryan Levenson, Benjamin Rosenzweig, John Ferguson and Ryan Nebel, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock, par value $1.00 (the “Common Stock”), of Synalloy Corporation (the “Company”), which the undersigned would be entitled to vote if personally present at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on Tuesday, June 30, 2020 at 9:00 a.m. Eastern Time, at Synalloy’s headquarters at 4510 Cox Road, Suite 201, Richmond, Virginia 23060 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Privet Fund LP and UPG Enterprises LLC (together, the “Stockholder Group”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Stockholder Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE STOCKHOLDER GROUP RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED IN PROPOSAL 1 AND “AGAINST” PROPOSAL 2. THE STOCKHOLDER GROUP MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

1.	The Stockholder Group’s proposal to elect Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman as directors of the Company:
		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

Nominees:	Andee Harris Christopher Hutter Aldo Mazzaferro Benjamin Rosenzweig John P. Schauerman	☐	☐	☐ ______________ ______________ ______________

The Stockholder Group does not expect that any of its nominees will be unable to stand for election, but, in the event that any nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, the Stockholder Group has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

Unless vote allocation instructions are provided, this Proxy confers discretionary authority upon the Proxies to cumulate votes in favor of one or more of the nominees, at the Proxies’ sole discretion, in order to elect as many of the nominees as possible. The shares represented by this Proxy will not be cumulated with respect to any nominee for whom the authority to vote has been withheld. If you wish to provide vote allocation instructions, you must check the box below, submit the proxy card by mail and hand mark the number of votes you wish to allocate to any particular nominee. You do not need to check the “FOR ALL” box to allocate votes among all of our nominees. If you provide vote allocation instructions for less than all of the votes that you are entitled to cast, the Proxies will retain discretionary authority to cast your remaining votes, except for any nominee for whom you have withheld authority by marking the “FOR ALL EXCEPT” box. NOTE: If you hold your shares in street name and wish to provide vote allocation instructions, you must contact your broker, banker or other custodian for instructions.

☐	To specify different directions with respect to cumulative voting, mark the adjacent box and write your instructions in the space provided below under “CUMULATIVE VOTING INSTRUCTIONS.”
2.	Company’s proposal of the non-binding, advisory resolution approving the compensation of the Company’s named executive officers:

☐FOR	☐AGAINST	☐ABSTAIN

3.	Company’s proposal of the ratification of the appointment of KPMG, LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020:

☐FOR	☐AGAINST	☐ABSTAIN

CUMULATIVE VOTING INSTRUCTIONS: Provide below any instructions with respect to how the undersigned’s shares should be cumulatively voted at the Annual Meeting, including the number of shares of Common Stock to be voted for any particular nominee and/or the name of any nominee with respect to whom the undersigned is withholding authority to cumulate votes, as applicable. Unless indicated to the contrary in the space provided below, all cumulative votes of such stockholder will be distributed among the remaining nominees at the discretion of the proxy holders named herein.

______________________________

______________________________

______________________________

______________________________

______________________________

DATED: ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.